EXHIBIT 99.1

Endeavour Silver Announces 2020 Annual General Meeting Results

VANCOUVER, British Columbia, May 13, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR; NYSE: EXK) announces that at the Company’s 2020 Annual General Meeting (“AGM”) held on May 12, 2020 in Vancouver, shareholders voted in favour of all items of business. A total of 67,042,666 votes were cast or represented by proxy at the AGM, representing 47.28% of the outstanding common shares as of the record date. The following is a tabulation of the votes submitted by proxy:

Director	Votes for	Votes withheld	Percent for	Percent withheld
Margaret M. Beck	24,324,673	932,880	96.31%	3.69%
Ricardo M. Campoy	24,373,637	883,916	96.50%	3.50%
Bradford J. Cooke	24,149,363	1,108,190	95.61%	4.39%
Geoffrey A. Handley	23,553,355	1,704,198	93.25%	6.75%
Rex J. McLennan	24,345,014	912,539	96.39%	3.61%
Kenneth Pickering	24,373,263	884,290	96.50%	3.50%
Mario D. Szotlender	23,637,997	1,619,556	93.59%	6.41%

All director nominees were re‑elected.

By a vote by show of hands, shareholders voted 87.18% in favour of re‑appointing KPMG LLP as auditor of the Company and authorized the Board to fix the auditor's remuneration for the ensuing year.

About Endeavour ‑ Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com